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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------


                                    FORM 11-K

                   /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002
                   -------------------------------------------



                           Commission File No: 1-6695
                           --------------------------



                               JO-ANN STORES, INC.
                               SAVINGS PLAN 401(K)
              (Full title of the plan and the address of the plan,
               if different from that of the issuer named below)



                               Jo-Ann Stores, Inc.
                                5555 Darrow Road
                                Hudson, OH 44236
                                ----------------
       (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

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                              REQUIRED INFORMATION

Jo-Ann Stores, Inc. Savings Plan 401(k) (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2002 and 2001, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Exhibit 99 and incorporated herein by this reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Jo-Ann Stores, Inc. Savings Plan 401 (k) Advisory Committee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized


Jo-Ann Stores, Inc.
Savings Plan 401(k)

By:  Jo-Ann Stores, Inc. Savings Plan 401(k) Advisory Committee

/s/ Brian P. Carney
-------------------------------
Brian P. Carney                                                 June 30, 2003
Executive Vice President and Chief Financial Officer and
Secretary of Advisory Committee

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                               JO-ANN STORES, INC.
                               SAVINGS PLAN 401(K)

                                  EXHIBIT INDEX


              Official
             Exhibit No.               Description
             -----------               -----------
                 23                    Consent of Independent Public Accountants

                 99                    Jo-Ann Stores, Inc.
                                       Savings Plan 401(k)

                                       Financial Statements
                                       As of December 31, 2002 and 2001
                                       Together With Report of
                                       Independent Public Accountants